October 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Lilyanna Peyser
Stephen Kim
Lyn Shenk

Re:	ContextLogic Inc.

Draft Registration Statement on Form S-1

Submitted August 28, 2020

CIK No. 0001822250

Ladies and Gentlemen:

ContextLogic Inc. (the “Company”) has electronically transmitted via EDGAR amendment 1 to its Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”).

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated September 24, 2020 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the September 24, 2020 letter in italicized print, and the Company’s responses are provided below each comment.

Draft Registration Statement on Form S-1 Submitted August 28, 2020

Prospectus Summary, page 1

1.

We note here and elsewhere your reference to Sensor Tower, eMarketer, Euromonitor International Limited, and First Insight for data on your industry. Please tell us whether you commissioned any of the studies cited in your disclosure for use in the registration statement. If so, please identify in your disclosure that you commissioned the study and file a consent(s) as an exhibit to the registration statement. See Securities Act Rule 436.

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RESPONSE TO COMMENT 1:

The Company advises the Staff that none of the reports or studies noted in the Staff’s comment were commissioned by the Company for use in the registration statement.

Risk Associated with our Business, page 10

2.

In the fifth bullet pointed paragraph in this disclosure you discuss the risk of counterfeit or fraudulent products and the consequences “if our policies and practices with respect to such sales are perceived or found to be inadequate...” On page 46 in a related risk factor you discuss merchants violating your policy concerning counterfeit, infringing or illegal products. In an appropriate place in your prospectus, briefly disclose your policies and practices concerning counterfeit or fraudulent products.

RESPONSE TO COMMENT 2:

The Company advises the Staff that it has added disclosure on page 23, page 24, and page 123 of the Amended Draft Registration Statement in response to the Staff’s comment.

Risks Related to this Offering and Our Class A Common Stock

Our certificate of incorporation will provide that..., page 58

3.

We note your disclosure that the Court of Chancery of the State of Delaware and the U.S. federal district courts will be the exclusive forums for certain actions; however, on page 157 you state that the Court of Chancery will be the exclusive forum for actions, and Exhibit 3.1 states that federal district courts will be the exclusive forums only in the event the Court of Chancery does not have jurisdiction. Please revise for consistency and accuracy. In addition, we note that Exhibit 3.1 does not address the applicability of the exclusive forum provision to claims under the Securities Act or Exchange Act; please revise accordingly.

RESPONSE TO COMMENT 3:

The Company advises the Staff that above-referenced exhibit is the Company’s Certificate of Incorporation as currently in effect. The Company intends to amend and restate its Certificate of Incorporation prior to its initial public offering and intends to file the form of Amended and Restated Certificate of Incorporation as an exhibit in a future submission or filing. The Amended and Restated Certificate of Incorporation will include the provisions described in the above-referenced risk factor as well as “Description of Capital Stock.”

Selected Consolidated Financial and Other Data

Other Financial Information and Data

LTM Active Buyers, page 72

4.

We note your discussion of LTM Active Buyers, which we assume to mean last twelve month active buyers. You state that you determine your number of unique active buyers by counting the number of individual users who have placed at least one order “regardless of whether the products are actually sold, delivered, or returned.” Please tell us the circumstances in which a user would be considered an active buyer when they had not actually been sold products.

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RESPONSE TO COMMENT 4:

The Company advises the Staff that there are very few circumstances where a user purchases a product that did not actually result in a sale. This occurs when a buyer makes a purchase but the order is cancelled before the item is shipped and the purchase amount is then subsequently refunded to the buyer. The Company estimates that this represents approximately 4% of the LTM active buyers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 76

5.	We note your reference to your “positive working capital dynamics.” Please revise to explain these dynamics and whether you expect them to continue.

RESPONSE TO COMMENT 5:

The Company has revised the disclosure on page 3 and page 76 to explain the term “positive working capital dynamics.”

Components of Results of Operations, page 82

6.

You state that your logistics offering for merchants is designed for direct end-to-end single order dropship from a merchant’s location to the user. As we understand it, the term dropship generally implies fulfillment by a party other than the merchant. Please clarify your disclosure in this regard.

RESPONSE TO COMMENT 6:

The Company has revised the disclosure on page 87, page 100, page 122 and page F-9 to remove the reference to the term “dropship.” The Company advises the Staff that fulfillment is still the responsibility of the merchant and that its logistics services offerings are intended to facilitate merchants’ ability to ship more easily to customers in other countries.

Comparison of Years Ended December 31, 2018 and 2019, page 84

7.

Please revise to quantify factors to which changes are attributed. For example, you disclose that growth in marketplace revenue was primarily driven by increased adoption of ProductBoost and that cost of revenue increased primarily due to costs related to the increased volume of logistics services provided but do not quantify those impacts.

We note your disclosure quantifying logistics and marketplace revenue in narrative form on page 85. Please consider revising the table immediately preceding this narrative disclosure to provide these amounts in tabular form, with the remaining narrative disclosure focused on

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discussing and analyzing the underlying reasons for changes in results. Please also consider quantifying components of your revenues, such as ProductBoost advertising, that are material to understanding changes in your revenues. Please also quantify the effects of changes in both price and volume on your revenue and expense categories, where appropriate.

We note from your disclosure on page 82 that cost of revenue includes a number of different components. As noted above, cost of revenue increased primarily due to changes in one of these components. Please consider whether quantification of material components here (and in sales and marketing expense) would facilitate investors’ understanding of your results.

RESPONSE TO COMMENT 7:

The Company has revised the table on page 91 to also present marketplace and logistics in tabular form.

The Company has also revised the description of the marketplace revenue on page 91 to provide additional explanation regarding the increase from December 31, 2018 to December 31, 2019.

The Company advises the Staff that the substantial majority of increase in cost of revenue was attributed to increases in volume of logistics services and there were no other items that materially contributed to the increase.

Business, page 98

8.

Please revise to discuss the particular means by which you generate revenues and incur expenses (e.g., marketplace services, logistical services provided to merchants, etc.), relevant pricing structures, the percentage of revenue and expenses derived from each category of services, and the nature of each category of services.

RESPONSE TO COMMENT 8:

The Company has added disclosure on page 104 and page 124 to discuss the particular means by which it generates revenues and incurs expenses.

Business

Our Platform Offerings and Features

Affordability and Accessibility, page 111

9.

Based on disclosures on pages 111 through 113, we note that you offer engagement-based and referral-based rewards, such as Wish Cash, rewards, and a referral program. Please tell us whether these programs are or are expected to be material and, if so, tell us the amount of related costs attributable to these rewards programs and describe how they are recognized.

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RESPONSE TO COMMENT 9:

The Company advises the Staff that these engagement-based and referral-based programs are not currently material to the Company. In addition, the Company currently does not anticipate that they will be material to the Company in terms of attracting material numbers of users or materially affecting user engagement, although the Company believes they will be one of many initiatives it pursues to increase users and engagement on its platform.

Principal and Selling Stockholders , page 147

10.

Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Republic Technologies Pte. Ltd. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site.

RESPONSE TO COMMENT 10:

The Company has revised footnote 16 to the beneficial ownership table on page 158 to disclose the entity that has voting control over the shares held by the stockholder. The Company advises the staff that the ultimate beneficial holder of Republic Technologies Pte. Ltd. is Temasek Holdings (Private) Limited, which is wholly-owned by the Singapore Minister of Finance. Under the Singapore Minister for Finance (Incorporation) Act (Chapter 183), the Singapore Minister for Finance is a body corporate.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segments, page F-8

11.

Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.

RESPONSE TO COMMENT 11:

An operating segment is a component of the entity that has discrete financial information available, and this information is regularly used by the Chief Operating Decision Maker (CODM) in making decisions about the particular segment with respect to resource allocation and performance assessment.

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October 9, 2020

The Company has considered whether marketplace and logistics services should be separate operating segments and reporting segments. Based on the way the Company’s business is organized and operated and the nature and level of financial information used by the Company’s CODM to make resource allocation decisions and assess the Company’s performance, it has concluded that the Company has one operating and reporting segment. See below for the Company’s analysis.

Nature of the Company’s Business Activities

The Company’s platform provides users with an integrated shopping experience and increased flexibility for their buying needs. The Company was launched with a simple mission – to bring an affordable and entertaining mobile shopping experience to billions of consumers worldwide. The Company is focused on enhancing user experience and driving conversion to sales through the use of data.

One of the key reasons the Company was compelled to launch its own logistics service was to improve the users’ experience on the website and the overall order to delivery experience to continue to enhance customer engagement. Prior to late 2018, the Company’s merchants used various third-party logistics providers (3PLs) without considering the timeliness or safe delivery of the users’ packages. This resulted in certain deliveries taking longer than expected and creating adverse user experiences. Additionally, significant uncertainty around issues such as proposed changes to the Universal Postal Union Treaty in 2018 confused the Company’s merchants’ choices as to 3PLs. The above reasons compelled the Company to develop and offer a logistics service to drive merchants’ continuity and growth on its marketplace platform, thereby broadening the Company’s product selection and improving overall user and merchant experience. Therefore, the Company views marketplace and logistics services as integral and fundamentally inseparable components of running the overall business.

Chief Operating Decision maker (CODM)

The Company identified the CEO, Mr. Peter Szulczewski (Mr. Szulczewski), as the CODM. The Company concluded that the direct reports of the CEO do not make decisions on assessing performance or allocating resources, as these key decisions lie at the discretion of Mr. Szulczewski. Mr. Szulczewski is responsible for executing a unified corporate strategy, allocating resources, and assessing financial and operational performance. The Company considered the following and believe that Mr. Szulczewski meets the definition of a CODM:

•

Mr. Szulczewski is not only the CEO and Chairman of the Board, but he is also a significant shareholder and controls a significant (~40%) voting right via ownership and voting proxies. He also controls 5 of the 9 Board votes.

•

Mr. Szulczewski also enters into significant contracts and hires key management and executive personnel. Mr. Szulczewski has the necessary authority to enter into material transactions. He also has final decision-making authority in allocating resources and assessing the operating performance of the business.

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•	Mr. Szulczewski alone retains ultimate decision-making authority over resource allocation activities such as marketing expenses, capital expenses, headcount plans, merger and acquisition (“M&A”), etc.

The CEO’s direct reports have functional responsibilities. Their titles and responsibilities are as follows:

Business Title	Responsibilities
Chief Financial Officer (CFO)	Responsible for managing the financial actions of the Company, including financial planning, analysis, and identification of corrective actions.

SVP of Engineering	Responsible for user product development, including user interface, localization, dynamic pricing, incentive programs, etc.

VP of Engineering	Responsible for merchant facing products including merchant portal, merchant payments, ProductBoost, etc.

VP of Engineering, Infrastructure	Responsible for the Company’s platform and internal infrastructure, including front end up time and back end deployment and security.

VP of Experience & Wish X	Responsible for the global vision of the Wish Local and other Company user base experience.

VP of Engineering, Data	Responsible for data and user acquisition platforms.

VP, Data Science	Responsible for the Company’s internal data science.

VP of Operations	Responsible for overall operations, including administration functions.

Vice President, Human Resources	Responsible for people policy, facilities, and employee compensation, talent acquisition, and staffing.

General Counsel	Responsible for overseeing legal matters and for company policy and regulations.

Director of Business Development	Responsible for merchant relationships and merchant communications.

The CODM is the ultimate decision-maker through his capacity to approve or override decisions made by his direct reports. The CODM makes all key operating decisions, and there is no management committee or special group that is part of the Board of Directors responsible for decisions made by the CODM. As noted in the table above, while the CODM’s direct reports have functional responsibilities that span the entire Company, no individual has responsibility for the operating results of a particular product or service or a group of products or services. Accordingly, the Company’s CEO is the only person who could be considered the CODM.

Discrete financial information

The CODM receives financial and non-financial information from various sources such as daily tracking file, live dashboards, quarterly reporting packages, and annual forecasts. The CEO

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receives consolidated financial information and disaggregated revenue and cost of revenue (COR) information for marketplace and logistics services revenue streams from a financial reporting perspective. Non-financial information includes user data such as monthly active users, customer acquisition costs, new buyers, etc. The CODM uses the non-financial information and consolidated financial information to allocate resources and assess performance of the Company. This is also consistent with what is presented to the Board of Directors.

Furthermore, there are no measures of the operating performance of the marketplace or logistics services revenue streams other than revenue and COR. The Company notes that while discrete disaggregated revenue and COR information is provided to the CODM for marketplace and logistics services revenue streams, all other financial information is provided on a consolidated basis. While discrete information about the logistics services revenue stream (revenue and COR only) has been provided, it is not used by the CODM in making resource allocation decisions or performance assessments. Please see further information below.

Resource allocation and performance assessment

The Company operates an asset-light business model with low headcount as a percentage of revenue. In allocating resources, direct reports present projects/initiatives to the CODM. The CODM considers the priority of all projects in his resource allocation. The CODM’s primary focus is attracting new users and increasing the engagement of existing users. The Company’s success relies in part on its ability to engage users and convert them to buyers, while simultaneously optimizing the Company’s efficiency and marketing spend. The CODM is heavily focused on sales and marketing, which accounts for greater than 70% of the Company’s total expenses in 2019. The CODM uses expected consolidated revenue growth and consolidated EBITDA to determine the allocation of marketing investment across different users, marketing channels, and user acquisition and re-engagement strategies.

The Company does not provide incentive compensation to its senior executives to drive growth/business in revenue streams below the consolidated level.

Based on the discussion and analysis in the preceding paragraphs and key points summarized below, the Company concluded that it has only one operating and reporting segment:

1.	The Company’s platform provides users with one integrated end-to-end shopping experience.

2.	The Company’s overall growth strategy is on attracting and engaging users on the marketplace.

3.	Logistics services were launched to improve delivery times, reduce refund rates, and grow the Marketplace business for the Company’s users and merchants.

4.	There is a single commercial objective between the marketplace and logistics services, such as the sale and delivery of a good to the user.

5.	Critical operating decisions are made at the consolidated/global company level.

6.	Key financial and non-financial metrics are consolidated revenues, consolidated EBITDA, and consolidated free cashflow.

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7.	There is no separate incentive compensation for revenue streams below the consolidated level; incentives or bonuses are based on the overall Company’s consolidated results

8.

Discrete financial information available to CODM is focused on marketplace metrics and the business as a whole, including consolidated revenues, consolidated EBITDA, consolidated free cash flow, and marketplace user metrics. The only financial information available for the marketplace and logistic services revenue streams below revenue is cost of revenues. There are no measures of the operating performance of the marketplace or logistics revenue streams separately provided or used in allocating resources.

In light of these considerations, the Company supplementally advises the Staff that the Company has concluded that the existing disclosure is sufficient, and no revision is necessary. As the Company continues to grow and evolve, it will monitor segment reporting to ensure that it appropriately reflects the operating and reporting segments.

Revenue recognition, page F-8

12.

On page 78, you disclose that packages shipped through your proprietary logistics platform has grown to over 90% in July 2020, and of this volume, you perform all logistic services on behalf of your merchants for approximately 50% of the packages. Please tell us how you considered the combination of contracts guidance for your marketplace and logistics arrangements in accordance with ASC 606-10-25-9. Please also explain to us the nature and timing of merchants’ commitment to using your logistics services (e.g., on an order by order basis, for a period of time, or otherwise).

RESPONSE TO COMMENT 12:

The Company has considered the combination of contracts by evaluating the guidance outlined in ASC 606-10-25-9. The standard requires entities to combine contracts entered into at or near the same time with the same customer if they meet one or more of the criteria as follows:

a.	The contracts are negotiated as a package with a single commercial objective.

b.	The amount of consideration to be paid in one contract depends on the price or performance of the other contract.

c.

The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation in accordance with paragraphs 606-10-25-14 through 25-22.

The Company concluded that marketplace and logistics contracts are entered into at or near the same time with the same customer. The Company determined that both of these services are provided with a single commercial objective: the sale and delivery of a good to the user. Following the guidance

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in paragraph (a) above, both marketplace and logistics contracts should be combined. The Company has assessed allocation between the Company’s performance obligations defined in response #14 when the performance obligations are part of the same contract. The allocation of arrangement consideration between performance obligations is not material for any periods presented as there is limited discounting for the Company’s performance obligations.

Nature and timing of merchant’s commitment to using the Company’s logistics services

The Company’s terms of service provide that merchants with warehouses located in China are required to utilize its logistics services to fulfill orders transacted through the Company’s platform. The merchants use the Company’s logistics service on a per order basis; that is, merchants may cancel logistics services on an order-by-order basis. Merchants pay logistics fees on a per-order basis with pricing dependent upon various factors for the specific order such as weight of the package and distance it will need to travel.

13.

You disclose that marketplace revenue is generally recorded on a net basis and logistics revenue is generally recorded on a gross basis. Please provide us your analysis of principal versus agent considerations for each revenue stream including a comprehensive discussion of relevant terms. In addition, please tell us the materiality and frequency of transactions that were recognized differently than others in the same revenue stream on the basis of principal versus agent determination. Refer to ASC 606-10-50-12 and ASC 606-10-55-36 through 55-40.

RESPONSE TO COMMENT 13:

The Company has analyzed the guidance in ASC 606-10-55-36 through 55-40 for principal versus agent considerations and included its comprehensive analysis below. The following lists the revenue streams the Company has evaluated:

Marketplace services –

The Company’s online marketplace provides merchants immediate and direct access to users worldwide, serving as a highly effective demand generation engine to market and sell their products. Merchants have the unique ability to bypass retailers or other intermediaries and sell directly to a global consumer base. The Company’s platform seamlessly integrates with third-party partners (such as ERP and channel systems) to ensure efficient execution and enable a unified view of the merchant’s business. The Company also manages all sales processing so that its merchants can focus on their core business and selling rather than operational details. The Company accomplishes its objective by providing various marketplace features to merchants such as Data Analytics, Payment services, Wish Local, Wish Express, Merchant Standing, Verified by Wish, Intellectual Property Guidelines, and Tax Compliance. The Company views the single performance obligation as access to the Company’s platform, including these integrated features (marketplace services). Fees related to the Company’s marketplace services are determined as follows:

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•

Commission fees. Commission fees collected in connection with user purchases of the merchants’ products. The commission fees vary depending on factors such as user location, demand, product type, and dynamic pricing. The Company recognizes revenue when a user’s order is processed, and the related order information has been made available to the merchant. Commission fees are recognized net of estimated refunds and chargebacks.

•

ProductBoost fees. In exchange for ProductBoost fees, the Company helps merchants promote their products within the Company’s platform and increase their sales. ProductBoost is not considered a separate performance obligation from marketplace services performance obligation. The Company has included its consideration of performance obligations in its response to the Staff’s comment in question number 14.

Logistics services –

The Company has a robust global logistics platform developed internally for its merchants and its third-party logistics partners. The Company has built several proprietary logistics service programs to reduce cost and operational friction associated with its merchant base’s cross-border fulfillment. As described in the Business section on page 111, the Company accomplishes this by providing various logistics features to merchants such as EPC, A+, WishPost, etc.

The Company’s EPC and A+ logistics programs, as described in the Business section on page 111, are identical for the purposes of this discussion and hence evaluated together. The Company’s promised service to the merchant under its logistics services is to transport the merchant’s product to the user. Under EPC and A+, based on the Company’s logistics services agreements, it controls the nature, timing, extent of these services. While the Company contracts with third-party logistics providers (e.g., carriers) to perform these services on its behalf, the third-party logistics providers are always under the Company’s direction and control. The Company is ultimately responsible for the fulfillment and acceptability of the logistics services to the merchant. The Company also has full pricing discretion over logistics services sold to the merchants. Since the Company controls and can direct the logistics service providers to perform on its behalf, the Company has concluded that it is the principal for its EPC and A+ logistics services.

The Company is an agent as it relates to the sale of its merchants’ goods listed on the Company’s platform to users as the Company does not control the goods before they are transferred to the users because the Company cannot direct the use of the goods transferred to the users. The Company also evaluated the indicators in paragraph ASC 606-10-55-39, as summarized below:

a.

The Company is not primarily responsible for fulfilling the promise to provide the goods to the user. The user knows which merchant it is purchasing the goods from, and merchant information is directly on each product listing. Merchants warrant all products’ acceptability, and the Company’s terms and conditions are explicit that the Company is not responsible for any items not accepted by the users. Further, merchants are generally responsible for refunds and returns associated with sales on the Company platform.

b.

The Company does not take inventory risk at any time before or after the goods are transferred to the user. There is no transfer of ownership of underlying goods to the Company at any point in the transaction, and the Company does not bear any inventory loss.

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c.	Even though the merchant establishes the list price, the Company has some latitude to adjust the price through dynamic pricing.

In forming the Company’s conclusion based on the above criteria, the Company concluded that the pricing latitude the Company possesses does not outweigh the fact that the Company is not the primary party responsible for fulfillment and does not take inventory risk. As such, the Company recognizes revenue on a net basis with respect to the sale of merchant’s goods on its platform.

The Company respectfully informs the Staff that it disclosed that marketplace revenue is generally recorded on a net basis and logistics revenue is generally recorded on a gross basis because:

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Within the Company’s marketplace revenue stream, for less than 3% of total revenues, the Company takes title and risk of loss to inventory and is considered a principal whereby it recognizes the related revenue on a gross basis. This revenue is not material for the years presented.

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Within the Company’s logistics revenue stream, for less than 1% of total revenue, the Company does not control the logistics services offered to the merchants, and it is considered an agent whereby it recognizes revenue for logistics services on a net basis. For these services, merchants select from pre-approved third-party logistics (3PL) providers who control the nature, timing, extent, and acceptability of logistics services, are primarily responsible for fulfilling the logistics services and set the logistics services’ pricing to be provided. These merchants interact directly with the 3PLs; therefore, the Company concluded it is an agent for these services. This revenue is not material for the years presented.

14.

We note your revenues are generated from merchant access to your marketplace platform, ProductBoost advertising, and from logistics services. Please revise to disclose the required disaggregation of revenue disclosures in accordance with ASC 606-10-50-5 through 50-6 and ASC 606-10-55-89 through 55-91.

Please also more fully explain the nature of all the services and provide us your analysis identifying the performance obligations. In this regard, we note you disclosed various any services you provide to your merchants on page 113.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comment, and it has separately disclosed revenue for logistics services and revenue for marketplace services in a tabular format pursuant to ASC 606-10-50-5 and ASC 606-10-50-6 in the Amendment on page F-9.

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In contracts where the Company provides both marketplace services and ProductBoost services, the Company promises the customer a marketplace solution that incorporates targeted promotional functionality with its existing marketplace services suite. This allows the Company’s merchants to maximize their sales and drive traffic to the merchant’s listings. As it relates to individual promises, the Company defines marketplace services and ProductBoost services as follows:

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Marketplace services allow merchants to access the platform, facilitate transactions with the Company’s users, and process transactions on the platform. Marketplace services also include other offerings (referenced in the Staff’s question) such as Data Analytics, Payments, Wish Express, Merchant Standing, and Verified by Wish. Merchants do not pay separately for access to Data Analytics, Payments, Wish Standing, Merchant Standing, or Verified by Wish. These promises are never sold separately and cannot be consumed by the merchant in ways that generate future economic benefits (i.e., cash flows). As such, these offerings are not distinct in accordance with ASC 606-10-25-19 through ASC 606-10-25-22 and are included together as “marketplace services” as described in the document.

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ProductBoost services provide promotional benefits specific to the Company’s platform. The ProductBoost algorithm uses data science and proprietary logic to optimize the merchant’s product placement on the user’s feed. This algorithm targets the Company’s users with a higher propensity to engage with the Company’s platform and buy from specific merchants. In other words, merchants using ProductBoost are able to display their products in a more prominent and targeted way than merchants who do not use ProductBoost; however, in both cases, the Company’s performance obligation is to provide access to the Company’s platform and enable the Company’s merchants to display their products and facilitate and process sales to users.

Regarding the Company’s promises to provide marketplace services and ProductBoost services, the Company notes that the nature, timing, and uncertainty of revenue and cash flows are affected by similar economic factors. Further, both promises are provided over a one-day cancellable contract term, and the revenue and cash flows for both promises are derived from the same sales channels, customers, and contracts. In contracts where the Company promises both marketplace services and ProductBoost services, the Company has also concluded that both promises represent a single performance obligation in accordance with ASC 606-10-25-19 through ASC 606-10-25-22. The Company also notes that any disaggregation would be based on adhoc non-GAAP allocations as the Company has no basis for allocation per ASC 606-10-32-28; thus, the Company does not plan to disaggregate ProductBoost services revenue from marketplace revenue.

In its assessment that promises to provide marketplace services and ProductBoost services represent a single performance obligation, the Company first determined that ProductBoost promotional services and marketplace services are capable of being distinct in accordance with ASC 606-10-25-19(a) and ASC 606-10-25-20. Marketplace services can be purchased separately without ProductBoost services, and the Company’s customers could benefit from ProductBoost services with

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readily available resources (i.e. the Company’s platform) in a way that generates future marketplace sales or economic benefits. The Company next assessed whether promises are distinct within the context of the contract per ASC 606-10-25-19(b) and ASC 606-10-25-21. In the evaluation of ASC 606-10-25-21(a), the Company considered the following:

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Contracts to provide ProductBoost services and marketplace services are fully cancellable at any time by the Company’s customer (i.e., merchant) without penalty. As such, the Company concluded that the contract term to provide ProductBoost services and marketplace services is one-day since this is the period for which it has enforceable rights and obligations pursuant to ASC 606-10-25-3.

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With reference to ASC 606-10-25-21(a), the Company concluded that marketplace services and ProductBoost services are two inputs that create a combined output of an advanced marketing service that promotes sales on the Company’s platform. Customers purchase ProductBoost services and marketplaces services together to receive the specific benefit of increased sales on the Company’s platform.

This utility of the ProductBoost services with marketplace services is greater than purchasing general promotional services or general marketplace services as the Company’s proprietary algorithm can identify and target to users specific to the Company’s platform. That is, the combined benefit of ProductBoost services and marketplace services creates a targeted marketplace for the Company’s merchants by (1) facilitating transactions with specific users and specific merchants and (2) increasing traffic and volumes of sales specific to the Company’s platform. The Company believes this concept is discussed in the Basis of Conclusion BC 29 from ASU 2016-10, which states in part,

“The Board intends to convey that an entity should evaluate whether the contract is to deliver (a) multiple goods or services or (b) a combined item or items that is comprised of the individual goods or services promised in the contract. That is, entities should evaluate whether the multiple promised goods or services in the contract are outputs or, instead, are inputs to a combined item (or items). The inputs to a combined item (or items) concept might be further explained, in many cases, as those in which an entity’s promise to transfer the promised goods or services results in a combined item (or items) that is greater than (or substantively different from) the sum of those promised (component) goods and services.”

The merchant purchases ProductBoost services with marketplace services with a specific purpose to purchase access to an end-to-end marketplace, which facilitates transactions between specific merchants and specifically targeted users as determined by the Company’s algorithm. Without the associated marketplace services, the customer would not receive the full benefit of the integrated platform, since the ProductBoost algorithm would not be able to direct the user to specific goods listed by the Company’s merchants on the platform. Without the ProductBoost services, marketplace services do not include the integrated promotional functionality that drives increased traffic and sales to the Company’s merchants. Therefore, similar to BC 29 above, the combined benefit of marketplace services with the ProductBoost services creates a tailored marketplace solution for merchants to target

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specific customers interacting on the website. Merchants purchase this solution to receive this integrated promotional platform for which the combined benefit exceeds the benefit of each input individually. Since the Company has daily contracts with the merchant, this combined benefit is transferred as the services are provided (each day). Revenue is recognized each day as the services are performed.

In response to the second part of the Staff’s question, the Company also acknowledges various logistics services (i.e. EPC, A+, etc.) described on page 111 each represents distinct performance obligations in accordance with ASC 606-10-25-19 through ASC 606-10-25-22 on page 111. The Company concluded that logistics services represent distinct performance obligations based on the following considerations:

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The Company determined that logistics services are capable of being distinct because, disregarding any contractual limitations, merchants could sell inventory on other platforms and use logistics services provided by the Company to ship the item. In other words, merchants would be able to benefit from the logistics services with resources readily available and sold separately by another entity. As such, criteria ASC 606-10-25-19(a) is met.

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In considering whether the various logistics services are distinct, the Company considered the objective in ASC 606-10-25-21, which requires it to “determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs.” Logistics services are purchased separately from the marketplace services and are not integrated with the front-end merchant and end consumer platform. Therefore, based on the objective of ASC 606-10-25-21, the Company transfers each service individually and each promise is distinct within the context of the contract.

The Company also considered whether each logistics service is distinct within the context of the contract by evaluating the three factors listed in ASC 606-10-25-21. While there is some integration between marketplace services and logistics services (i.e., shipping an item sold on the platform), the Company does not believe such integration would be deemed significant in this context. Shipping an item from location A to location B does not require a significant integration that effectively transforms a promise to provide the marketplace services. Further, logistics services do not modify or customize the platform or goods in any way. Lastly, the Company is able to fulfill its promise to provide logistics services separately from its promise to provide marketplace services. While these factors are not intended to be an exhaustive list of criteria, the Company concluded that logistics services represent a distinct performance obligation in accordance with the guidance of ASC 606-10-25-21(a) through 25-21(c).

The Company evaluated the disaggregation requirement listed in ASC 606-10-50-5 and ASC 606-10-55-89 through 606-10-55-91 noting that an entity should disaggregate revenue based on the

Securities and Exchange Commission

October 9, 2020

nature, amount, timing, and uncertainty of revenues and cash flows as they are affected by economic factors. The Company concluded that its promise to provide logistics services has different timing and uncertainty of revenues and cash flows from its marketplace services; thus, the Company has presented its disclosures to provide disaggregated revenue between marketplace services and logistics services.

Logistics Revenue, page F-9

15.	You recognize logistics revenue over time as the logistics services are provided. Please address the following:

•	Revise to disclose the method used to recognize the revenue and why the method used provides a faithful depiction of the transfer of services. Refer to ASC 606-1050-18.

•	Revise to disclose payment terms in accordance with ASC 606-10-50-12.

RESPONSE TO COMMENT 15:

The Company acknowledges the Staff’s comment and has revised its disclosure to address the requested information on page F-9 and page F-10.

Note 3. Financial Instruments and Fair Value Measurement, page F-18

16.

You disclose that the significant unobservable inputs used in the fair value measurement of the redeemable convertible preferred stock warrant liability is the fair value of the underlying redeemable convertible preferred stock at the valuation date. Please revise to provide quantitative information about the significant unobservable inputs used in the fair value measurement of the redeemable convertible preferred stock warrant liability in accordance with ASC 820-10-50-2.

RESPONSE TO COMMENT 16:

The Company acknowledges the SEC Staff’s comment and has revised its disclosure to address the requested information on page F-20.

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Securities and Exchange Commission

October 9, 2020

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Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours, GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Jeffrey R. Vetter

cc:	Devang Shah

David Peinsipp